

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 22, 2017

Jed A. Latkin
Chief Financial Officer and Chief Operating Officer
Navidea Biopharmaceuticals, Inc.
4995 Bradenton Avenue, Suite 240
Dublin, Ohio 43017-3552

  Re: Navidea Biopharmaceuticals, Inc.
   Registration Statement on Form S-3
   Filed December 15, 2017
   File No. 333-222092

Dear Mr. Latkin:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Chris Edwards at (202) 551-6761 with any questions.

             Division of Corporation Finance
             Office of Healthcare & Insurance

cc: Faith L. Charles, Esq.